Exhibit 99.1

Genus Inc. Shareholders Approve Acquisition by AIXTRON

Aachen, Germany – March 10, 2005 – AIXTRON AG (FSE: AIX; ISIN DE0005066203), a leading provider of equipment for compound semiconductor epitaxy, announced today that the merger with Genus, Inc., a specialized equipment supplier for the semiconductor industry, has been completed pursuant to the laws of the State of California after the shareholders of Genus, at a special meeting held on March 10, 2005, approved the merger with a majority of approximately 61% of the shares entitled to vote at the meeting.

The AIXTRON American Depositary Shares (ADS) to be issued in the merger to former Genus shareholders will commence trading on NASDAQ on March 11, 2005. Each AIXTRON ADS represents one AIXTRON ordinary share. The AIXTRON ordinary shares underlying the ADS are also expected to be admitted for trading next week at the Frankfurt Stock Exchange following the registration of a share capital increase of AIXTRON which was approved by AIXTRON’s extraordinary shareholders’ meeting held on September 30, 2004.

Paul Hyland, Chief Executive Officer of AIXTRON AG: “We are delighted that the Genus shareholders voted in favor of the transaction. By combining the two companies, we are creating one of the world’s premier suppliers of advanced deposition technologies for the semiconductor industry. This transaction enables us to leverage the two companies’ complementary strengths and gain the critical mass required to successfully compete in both the compound semiconductor and the semiconductor equipment industry.”

Bill Elder, Chairman and CEO of Genus: “We would like to thank all of our shareholders for their support on this very important strategic move. In the combined companies’ position portfolio, AIXTRON’s leading MOCVD equipment for the production of LEDs, high frequency chips and lasers, and in particular their AVD technology, will nicely complement Genus’ leading edge ALD technology which is required in the production of advanced semiconductors and hard disc drives.”

About AIXTRON

AIXTRON AG (FSE: AIX; ISIN DE0005066203) is a leading provider of equipment for compound semiconductor epitaxy. The Company’s products are used by a diverse range of customers worldwide to manufacture advanced semiconductor components such as HBTs, PHEMTs, MESFETs, Lasers, LEDs, Detectors, and VCSELs used in fiber optic communication systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed in the Prime Standard market segment of the Frankfurt Stock Exchange and are included both in the TecDAX index and the MSCI World Index. More information about AIXTRON can be found on the Web at www.aixtron.com.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which metal-organic chemical vapor deposition, or MOCVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger.

Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.